                                                                                                                            August 23, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C., 20549

Re:      American Independence Corp.

            Form 10-K for Fiscal Year Ended December 31, 2004

            File No. 001-05270

Dear Mr. Rosenberg:

        This letter is in response to the comments of the staff of the Division of Corporation Finance (the "Staff") contained in your letter dated July 22, 2005, regarding the above referenced filing of American Independence Corp. ("AMIC" or the "Company"). Below are the Staff's comments followed by our responses.

        Q1. Critical Accounting Policies, page 14

        Disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions are consistent with the objective of Management's Discussion and Analysis. Your disclosure regarding losses and loss expenses does not appear to include an adequate explanation of the judgments and uncertainties surrounding these estimates and the potential impact of the related variability on your financial statements. We believe that investors would find such disclosure to be particularly beneficial in view of your significant revenue growth in 2004 and the revision in your estimate of reserves recorded in prior years. Please provide us information, in disclosure-type format, about the uncertainties in applying these accounting policies, the historical accuracy of your critical accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future in order to evaluate your disclosure.

        A1. The Company included the following disclosure with respect to insurance reserves in the "Critical Accounting Policies" section of the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2005, filed with the Commission on August 9, 2005 (the "Form 10-Q"), and will include similar disclosures in future filings:

Insurance Reserves

        The Company maintains loss reserves to cover its estimated liability for unpaid losses and loss adjustment expenses, including legal, other fees and a portion of the Company's general expenses, for reported and unreported claims incurred as of the end of each accounting period. These loss reserves are based on actuarial assumptions and are maintained at levels that are estimated in accordance with GAAP. Many factors could affect these reserves, including economic and social conditions, inflation, healthcare costs, changes in doctrines of legal liability and damage awards in litigation. Therefore, the Company's reserves are necessarily based on estimates, assumptions and analysis of historical experience. The Company's results depend upon the variation between actual claims experience and the assumptions used in determining reserves and pricing products. Reserve assumptions and estimates require significant judgment and, therefore, are inherently uncertain. The Company cannot determine with precision the ultimate amounts that will be paid for actual claims or the timing of those payments.

        All of the Company's contracts are short-duration and are accounted for based on actuarial estimates of the amount of loss inherent in that period's claims, including losses incurred for claims that have not been reported ("IBNR"). Short-duration contract loss estimates rely on actuarial observations of ultimate loss experience for similar historical events.

        Liabilities for insurance reserves on short-term medical and disability coverages are computed using completion factors and expected loss ratios derived from actual historical premium and claim data. Reserves for medical stop-loss insurance are more volatile in nature than those for fully insured medical insurance.  This is primarily due to the excess nature of medical stop-loss, with very high deductibles applying to specific claims on any individual claimant and in the aggregate for a given group.  The level of these deductibles makes it more difficult to predict the amount and payment pattern of such claims.  Furthermore, these excess claims are highly sensitive to changes in factors such as medical trend, provider contracts and medical treatment protocols, adding to the difficulty in predicting claim values and estimating reserves.  Also, because medical stop-loss is in excess of an underlying benefit plan, there is an additional layer of claim reporting and processing that can affect claim payment patterns.  Finally, changes in the distribution of business by effective month can affect reserve estimates due to the lag time required to accumulate claims against the stop-loss deductible, unlike fully insured medical which has a more predictable lag pattern.

        Liabilities for insurance reserves for fully insured medical business are established to provide for the liability for incurred but not paid claims.  Reserves are calculated using standard actuarial methods and practices.  Historical paid claim patterns are reviewed and estimated development factors applied to immature incurred months to calculate these reserves.

        While these calculations are based on standard methodologies, they are estimates based on historical patterns.  To the extent that actual claim payment patterns differ from historical patterns, such estimated reserves may be redundant or inadequate.  The effects of such deviations are evaluated by considering claim backlog statistics and reviewing the reasonableness of projected claim ratios.  Other factors which may affect the accuracy of reserve estimates include the proportion of large claims which may take longer to adjudicate, changes in billing patterns by providers and changes in claim management practices such as hospital bill audits.

        Management believes that the Company's methods of estimating the liabilities for insurance reserves provided appropriate levels of reserves at June 30, 2005 and December 31, 2004. Changes in the Company's reserve estimates are recorded through a charge or credit to its earnings.

        Q2. Please tell us why you have excluded reinsurance from your critical accounting policies.

        A2. The Company did not include a discussion of reinsurance as part of its critical accounting policies as the amount of reinsurance ceded by the Company to other companies is not material.  In most instances, Independence American Insurance Company, the Company's wholly owned subsidiary ("Independence American") acts as reinsurer of the insurer that wrote the policy, not as a company that cedes risks as evidenced by the disclosure in Note 18 of the Notes to the Consolidated Financial Statements in the Form 10-K for the period ended December 31, 2004. The accounting policies for revenue recognition and insurance benefits and claims for assumed reinsurance are disclosed in Premium and MGU Fee Income Revenue Recognition and Insurance Reserves in Critical Accounting Policies in MD&A.

        Q3. Liquidity and Capital Resources, page 21

        Disclosure of the more-likely-than-not impact of known trends, demands, commitments and uncertainties on your liquidity and capital resources is consistent with the objectives of Management's Discussion and Analysis. We note that you do not discuss the expected sources of cash to fund expected benefit payments of $22.2 million in 2005 or the impact of unexpected variations in the timing of claim payments associated with your insurance reserves and the maturity of your investments on future liquidity and results of operations. Please provide this information to us, in disclosure-type forma in order to evaluate your disclosure. Include a more specific description of the restrictions on cash held by your MGUs.

        A3. The Company included the following disclosure under the heading "Cash Flows" in the Liquidity and Capital Resources section of Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-Q and will include similar disclosures in future filings:

Cash Flows

        At June 30, 2005, the Company had $18,123,000 of restricted cash comprised of $800,000 at AMIC and $15,802,000 at the MGUs.  The amount at AMIC is a security deposit with respect to the former corporate headquarters in San Francisco, California which became unrestricted at the end of the lease on August 1, 2005.  The amount at the MGUs is directly offset by corresponding liabilities for Premium and Claim Funds Payable of $17,323,000.  This asset, in part, represents the premium that is remitted by the insureds and is collected by the MGUs on behalf of the insurance carriers they represent.  Each month the premium is remitted to the insurance carriers by the MGUs.  Until such remittance is made the collected premium is carried as an asset on the balance sheet of each MGU with a corresponding payable to each insurance carrier.  In addition to the premium being held at the MGUs, the MGUs are in possession of cash to pay claims "Claim Funds".  The cash is deposited by each insurance carrier into a bank account that the MGUs can access.  The cash is used by the MGUs to pay claims on behalf of the insurance carriers they represent.  The availability of cash enables the MGUs to reimburse claims in a timely manner.

        The Company has $18.5 million of insurance reserves that it expects to pay out of cash and short term investments and cash flows from future business. If necessary, the Company could sell its fixed maturity investments if the timing of claim payments associated with our insurance reserves does not coincide with future cash flows.

        Q4. Outlook, page 24

        An objective of MD&A is to provide information about the quality and potential variability of a Company's earnings and cash flow to facilitate investors' determination of the likelihood that past performance is indicative of future performance. This disclosure should include a discussion of known trends and uncertainties. In particular, it appears that you did not provide sufficient explanation of the increase in business written by IHC, which appeared to account for most of the $22.4 million premium growth in 2004. So that investors can fully evaluate the quality and potential variability of your earnings and cash flow and the likelihood that your past performance is indicative of future performance, please explain to us and quantify the key factors underlying IHC's expected revenue growth, in disclosure-type format, any expected changes in your reinsurance arrangements with IHC and the resulting impact on your operating results.

        A4. The Company included an updated disclosure of the following in the Form 10-Q under the Outlook section of MD&A for the period ended June 30, 2005 and will include similar disclosures in future filings:

Outlook

        Independence American, which is domiciled in Delaware, is licensed to write property and/or casualty insurance in 35 states and the District of Columbia, and has improved to a B++ (Very Good) rating from A.M. Best Company, Inc. ("A.M. Best"). An A.M. Best rating is assigned after an extensive quantitative and qualitative evaluation of a company's financial condition and operating performance, and is also based upon factors relevant to policyholders, agents, and intermediaries, and is not directed towards protection of investors. A.M. Best ratings are not recommendations to buy, sell or hold securities of the Company.

        Independence American is primarily a reinsurer, and currently derives most of its business from pro rata reinsurance treaties with Standard Security Life Insurance Company of New York ("Standard Life") and Madison National Life Insurance Company, Inc. ("Madison Life"), which are wholly-owned subsidiaries of Independence Holding Company ("IHC"). IHC owns 42% of the Company's common stock. These treaties were entered into in 2002 and terminate on December 31, 2014, unless terminated sooner by Independence American. Standard Life and Madison Life must cede at least 15% of their Medical Stop-Loss business to Independence American under these treaties. Additionally, Standard Life, Madison Life and Independence American have received regulatory approval to cede up to 30% to Independence American under most of IHC's Medical Stop-Loss programs. For the six months ended June 30, 2005 and June 30, 2004, Standard Life and Madison Life ceded an average of 22.2% and 18.0%, respectively, of their Medical Stop-Loss business to Independence American.

        IHC must cede a minimum of 15% of its Medical Stop-Loss business to Independence American, and IHC has increased this percentage each year since inception of its treaties with Independence American. There is no guaranty that IHC will continue to increase the amount of business ceded to Independence American or, in fact, cede in excess of 15%. There is also no assurance that IHC will maintain or increase the gross amount of Medical Stop-Loss business written by its carriers. The AMIC MGUs are the largest producer of Medical Stop-Loss business for IHC, controlling 71% of this premium in 2004.

        Commencing in July 2004, Independence American began reinsuring 20% of Standard Life's short-term statutory disability benefit product in DBL. Standard Life is not contractually obligated to continue to cede this business to Independence American after termination of the current treaty year. In 2005, Standard Life and Madison Life began ceding 10% of employer-sponsored group major medical, and 10% of its individual short-term medical products ("Short-Term") to Independence American. Standard Life and Madison Life are not contractually obligated to continue to cede this business to Independence American after termination of the current treaty years.

        The Medical Stop-Loss market is generally cyclical in nature. When a product experiences several consecutive years of underwriting profitability, it is not unusual for there to be more competitors entering that line which can increase pressure on pricing and create a "softer" market. The Medical Stop-Loss market began to "soften" in 2003 and less favorable conditions continued through 2004. Despite these market conditions, the Company produced profitable results in 2003 and 2004, and expects continued profitability in 2005. However, profit sharing commissions for 2005 and future years may be adversely affected by higher loss ratios for business written in 2003 and 2004 for certain of the MGUs. As a result of these market conditions, the rate that the carriers that cede business to the Company were able to charge for Medical Stop-Loss increased at a lesser rate in recent years, however, increases in medical trend have also been held in check to a greater extent and deductibles and attachment points have increased. This reduces the risk taker's overall risk exposure. Independence American remains optimistic that it will continue to produce profitable results due to stricter underwriting guidelines, and it will be able to grow the Medical Stop-Loss line in 2005 due to the higher percentage of such business assumed. IHC has stated, and the MGUs also expect, that gross Medical Stop-Loss premiums will decrease in 2005 as a result of these guidelines. This will adversely affect MGU income in 2005, but could produce higher profit margins, and therefore, greater profit sharing revenue in future years, subject to any profit commission loss carryforwards.

        The new lines of medical business that the Company has begun reinsuring in 2005 are generally less volatile than Medical Stop-Loss. The Company believes that these lines will yield profitable results and diversify Independence American's product mix.

        Q5. General

        Rule 4-08(k) of Regulation S-X requires all amounts arising from related party transactions, such as your reinsurance agreements with IHC, be presented in separate captions on the face of your financial statements. Please provide us this information in disclosure-type format in order to evaluate your disclosure.

        A5. The Company presented the amounts that it earned in premiums and the amounts that it incurred in expenses to IHC on the face of the Consolidated Statement of Operations included in the Form 10-Q. In its Form 10-K for the Fiscal Year Ended December 31, 2004, the Company included such amounts in Note 15 of Notes to Consolidated Financial Statements. The Company will continue to present such amounts on the face of the financial statements in future filings.

        Q6. Note 2. Summary of Significant Accounting Policies-Reinsurance, page 44

        Disclosure of the methods and assumptions used to recognize costs and expenses associated with reinsurance transactions, including your reinsurance arrangements with IHC, is consistent with the objectives of SFAS 113. Please provide us this information in disclosure-type information in order to evaluate your accounting and disclosure.

        A6. The Company enters into reinsurance transactions to both assume and cede reinsurance. In most instances, Independence American assumes reinsurance primarily from IHC.  Currently, the Company only ceded risk on the Provider Excess business on which it was the issuing carrier, which was an insignificant amount of premium when compared to the premium on the Company's assumed reinsurance.

        The accounting policies for revenue recognition and insurance benefits and claims for assumed reinsurance are disclosed in Premium and MGU Fee Income Revenue Recognition and Insurance Reserves in Critical Accounting Policies in MD&A. Acquisition costs are recognized over the life of the business and charged to expense in proportion to premium revenues.

        In the future, the Company will include a similar disclosure in its Annual Reports on Form 10-K.

        Q7. Note 18, Reinsurance, page 62

        It appears that you do not provide an adequate description of the nature of your reinsurance arrangements as required by Rule 7-03(a) (13)(c) of Regulation S-X. Please provide us this information in disclosure-type format in order to evaluate your disclosure. Include in your response a discussion of changes in the principal terms of your reinsurance agreements and a quantification of the related financial statement impact for each period presented. In your response, include an explanation of regulatory or other restrictions on the ability of IHC to fund its obligations under reinsurance agreements with you.

        A7. Independence American is primarily a reinsurer, and currently derives most of its business from pro rata reinsurance treaties with Standard Life and Madison Life which are wholly-owned subsidiaries of Independence Holding Company ("IHC"). IHC owns 42% of the Company's common stock. These treaties were entered into in 2002 and terminate on December 31, 2014, unless terminated sooner by Independence American. Standard Life and Madison Life must cede at least 15% of their Medical Stop-Loss business to Independence American under these treaties. Additionally, Standard Life, Madison Life and Independence American have received regulatory approval to cede up to 30% to Independence American under most of IHC's Medical Stop-Loss programs. For the six months ended June 30, 2005 and June 30, 2004, Standard Life and Madison Life ceded an average of 22.2% and 18.0%, respectively, of their Medical Stop-Loss business to Independence American. Commencing in July 2004, Independence American began reinsuring 20% of Standard Life's short-term statutory disability benefit product in DBL. In 2005, Standard Life and Madison Life began ceding 10% of employer-sponsored group major medical, and 10% of its individual short-term medical products ("Short-Term") to Independence American.

        IHC provides the Company with reinsuance on its direct written business. Of the amount ceded, substantially all of that is to IHC. The Company is not aware of any regulatory or other restrictions on the ability of IHC to fund its obligations under agreements in which IHC reinsures the Company. However any such restrictions would at this point have a minimal impact on the Company.

        At December 31, 2004, the Company disclosed the effects of assumed and ceded reinsurance on insurance benefits and premiums earned in Note 18 of Notes to Consolidated Financial Statements.

        The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) comments of the Commission's Staff, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to a filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions concerning this letter, or if you would like additional information, please do not hesitate to call me at (203) 358-8000.

Very truly yours,

/s/ Teresa A. Herbert

Senior Vice President

Chief Financial Officer